UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 2

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

O2MICRO INTERNATIONAL LIMITED

(Name of the Issuer)

O2Micro International Limited

Mr. Shyun-Dii Sterling Du

Mr. Chuan-Chiung Perry Kuo

Right Dynamic Investments Limited

FNOF Precious Honour Limited

Rim Peak Technology Limited

FNOF Dynamic Holdings Limited

Forebright New Opportunities Fund III, L.P.

FNOF GP III Limited

Forebright Global Limited

Take Success Limited

Greenfiled International Limited

Mr. Cheng Liu

Mr. Kun Wan Ip

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00002 per share*

American Depositary Shares, each representing fifty (50) Ordinary Share

(Title of Class of Securities)

67107W 100**

(CUSIP Number)

O2Micro International Limited Grand Pavilion Commercial Centre West Bay Road P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands (345) 945-1110	Right Dynamic Investments Limited FNOF Precious Honour Limited Rim Peak Technology Limited c/o Suite 3720, Jardine House 1 Connaught Place, Central Hong Kong (852) 2598-2598

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Mr. Shyun-Dii Sterling Du RmB, 2Fl, Zhangjian Mansion No 289, Chun Xiao Rd, Pudong New Area Shanghai Free Trade Zone China 201203 (345) 945-1110	Mr. Chuan-Chiung Perry Kuo 3F., No. 1, Sec. 4 Nanjing E. Road Songshan District Taipei City, Taiwan 105, China (345) 945-1110

FNOF Dynamic Holdings Limited

Forebright New Opportunities Fund III, L.P.

FNOF GP III Limited

Forebright Global Limited

Take Success Limited

Greenfiled International Limited

Mr. Cheng Liu

Mr. Kun Wan Ip

c/o Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong

(852) 2598-2598

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares

**	This CUSIP applies to the American depositary shares, each representing fifty ordinary shares

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China +86 10 6535 5500	Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

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INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto and as amended (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) O2Micro International Limited, an ordinary resident company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.00002 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing fifty (50) Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Shyun-Dii Sterling Du, the chief executive officer and chairman of the board of directors of the Company (“Mr. Du”); (c) Mr. Chuan-Chiung Perry Kuo, the chief financial officer, joint secretary and director of the Company (“Mr. Kuo”, and together with Mr. Du, the “Management Members”); (d) Right Dynamic Investments Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Holdco”); (e) FNOF Precious Honour Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (f) Rim Peak Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”); (g) FNOF Dynamic Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Sponsor”); (h) Forebright New Opportunities Fund III, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the “Forebright Fund”); (i) FNOF GP III Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“FNOF GP”); (j) Forebright Global Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Forebright Global”); (k) Take Success Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Take Success”); (l) Greenfiled International Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Greenfiled”); (m) Mr. Cheng Liu, a director of Parent, Merger Sub, Holdco, the Sponsor, Forebright Global and Take Success; and (n) Mr. Kun Wan Ip, a director of Parent, Merger Sub, Holdco, the Sponsor, FNOF GP, Forebright Global and Greenfiled. This Amendment No. 2 amends and restates in its entirety information set forth in the Transaction Statement.

Throughout this Transaction Statement, the Management Members, Parent, Merger Sub, Holdco, the Sponsor, Forebright Fund, FNOF GP, Forebright Global, Take Success, Greenfiled, Mr. Cheng Liu and Mr. Kun Wan Ip are collectively referred to as the “Buyer Group.” (a) The Management Members, and (b) Rong Hu, Heng Yang, Hongming Su, Ching-Chuan Kuo, Chao Ching Lee, Chien-Kuo Li, Kenichiro Ueda, Hsiao-Tsai Chen, Yun Lin, Guoxing Li, Asia Management Limited, Pan Pacific Technologies Limited, Genova International Holdings Inc, Jillian Wei Du, and Clayton Young Du (the “Other Rollover Shareholders”) are collectively referred to herein as the “Rollover Shareholders.”

On September 30, 2022, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$0.10 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), (ii) each ADS, issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the Shares represented by such ADSs, shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$5.00 in cash per ADS without interest and net of any applicable withholding taxes, except for (x) (a) 246,621,000 Shares (including Share represented by ADSs) held by the Rollover Shareholders as of September 30, 2022 and any other Shares (including Share represented by ADSs) that may be acquired by any Rollover Shareholder between September 30, 2022 and the Effective Time (collectively, the “Rollover Shares”), which will be cancelled and cease to exist without payment of consideration as contemplated by and in accordance with the rollover and support agreement entered into between Holdco and each of the Rollover Shareholders (the “Support Agreement”), (b) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates, (c) Shares (including Shares represented by ADSs) beneficially owned by the Company or any subsidiary of the Company or held in the Company’s treasury, and (d) Shares (including Shares represented by ADSs) held by The Bank of New York Mellon, in its capacity as the ADS Depositary and the holder of the Shares underlying the ADSs and reserved for issuance and allocation pursuant to 2005 Share Incentive Plan, 2005 Share Option Plan, and 2015 Share Incentive Plan (collectively, the “Company Share Plans”), in each case, issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor; and (y) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Shares in accordance with Section 238 of the Cayman Islands Companies Act.

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In addition to the foregoing, each holder of an option (each, a “Company Option”) to purchase Shares granted under the Company Share Plans that is vested at or prior to the Effective Time and remains outstanding at the Effective Time (each, a “Vested Company Option”), will, in exchange therefor be paid by the surviving company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and (y) the number of Shares underlying such Vested Company Option, provided that if the exercise price per Share of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option will be cancelled without any cash payment being made in respect thereof.

At the Effective Time, except as otherwise specified in the Merger Agreement, each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Each assumed Unvested Company Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

At the Effective Time, except as otherwise specified in the Merger Agreement, each restricted share unit granted under the Company Share Plans (each, a “Company RSU”) will be assumed by the Holdco and converted into a restricted stock unit award with respect to a number of shares of common stock of Holdco, and such restricted stock unit award will be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

Notwithstanding the foregoing, each independent director of the Company that holds Company Options and/or Company RSUs, whether vested or unvested, that are cancelled at the Effective Time will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, be paid by the surviving company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, the cash payment will be determined in a manner consistent with the provisions applicable to the Vested Company Options as set forth above, and (b) in the case of Company RSUs, the cash amount will be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs.

Immediately prior to the Effective Time, each Company RSU held by the Management Members will become fully vested and the restrictions with respect thereto will lapse, and each such Company RSU will be immediately settled into one Share. All such Shares will be converted at the Effective Time into a number of shares of common stock of Holdco. Immediately prior to the Effective Time, each Company Option held by the Management Members will fully vest and become a Vested Company Option. At the Effective Time, each such Vested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Except as otherwise specified in the Merger Agreement, each such option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied).

Each of the Company Options and/or Company RSUs granted to the Other Rollover Shareholders will, except as otherwise agreed to in writing between such persons and Parent or otherwise specified in the Merger Agreement, in exchange therefor, be issued with an employee incentive award with respect to a number of shares of common stock of Holdco, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options will be determined in a manner consistent with the provisions applicable to the Unvested Company Options as set forth above, and the replacement restricted stock units granted in exchange for such Company RSUs will be determined in a manner consistent with the provisions applicable to the Company RSUs as set forth above, provided, that if any of such Rollover Shareholders holds Vested Company Options and the exercise price of such Vested Company Options is equal to or greater than the Per Share Merger Consideration, such Vested Company Options will be cancelled for no consideration and any such Vested Company Options will not be entitled to the treatment of Vested Company Options contemplated in this paragraph. Such replacement stock options and replacement restricted stock units will be subject to the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

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The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Rollover Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, which, as of December 14, 2022, collectively represent approximately 16.9% of the voting power of the total issued and outstanding Shares (excluding for the purpose of this calculation, the Shares they may acquire through the exercise of Company share incentive awards within 60 days of the date of this Transaction Statement). Based on the number of Shares expected to be issued and outstanding on the Share Record Date, it is estimated that 730,330,633 Shares owned by the Unaffiliated Security Holders equal to approximately 59.9% of the voting power of the total issued and outstanding Shares owned by the Unaffiliated Security Holders as of the Share Record Date must be voted in favor of the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions in order to satisfy the requirement of the affirmative vote of at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting and the Rollover Shareholders’ compliance with its voting undertaking under the Support Agreement to vote all their Shares in favor of such special resolutions.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

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•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“THE EXTRAORDINARY GENERAL MEETING—Record Date; Shares and ADSs Entitled to Vote”

•	“THE EXTRAORDINARY GENERAL MEETING—Procedures for Voting”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN THE SHARES AND ADSS—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN THE SHARES AND ADSS”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. O2Micro International Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

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(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Support Agreement”

•	“SPECIAL FACTORS—Limited Guarantee”

•	“SPECIAL FACTORS—Financing of the Merger——Equity Financing”

•	“SPECIAL FACTORS—Financing of the Merger——Debt Financing”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—U.S. Federal Income Tax Consequences”

•	“SPECIAL FACTORS—Cayman Islands Tax Consequences”

•	“THE EXTRAORDINARY GENERAL MEETING”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE EXTRAORDINARY GENERAL MEETING—Proposals to be Considered at the Extraordinary General Meeting”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“DISSENTERS’ RIGHTS”

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•	“ANNEX D—CAYMAN ISLANDS COMPANIES ACT (AS REVISED)—SECTION 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Related Party Transactions”

•	“TRANSACTIONS IN THE SHARES AND ADSS”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

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•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SUMMARY TERM SHEET—Support Agreement”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Support Agreement”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“THE MERGER AGREEMENT”

•	“TRANSACTIONS IN THE SHARES AND ADSS”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Merger”

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

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•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Alternatives to the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

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•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Alternatives to the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—U.S. Federal Income Tax Consequences”

•	“SPECIAL FACTORS—Cayman Islands Tax Consequences”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger”

•	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

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•	“ANNEX C— OPINION OF NEEDHAM & COMPANY, LLC”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C— OPINION OF NEEDHAM & COMPANY, LLC”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C— OPINION OF NEEDHAM & COMPANY, LLC”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

13

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C— OPINION OF NEEDHAM & COMPANY, LLC”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SPECIAL FACTORS—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“THE MERGER AGREEMENT—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

14

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN THE SHARES AND ADSS”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SUMMARY TERM SHEET—Support Agreement”

•	“SPECIAL FACTORS—Support Agreement”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger”

•	“SUMMARY TERM SHEET—Support Agreement”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Support Agreement”

•	“THE EXTRAORDINARY GENERAL MEETING—The Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2020 and 2021 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2021, originally filed on April 18, 2022 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“FINANCIAL INFORMATION”

•	“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

15

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“THE EXTRAORDINARY GENERAL MEETING—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated December 16, 2022 (the “Proxy Statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(4)	Press Release issued by the Company, dated September 30, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 30, 2022.*
(c)-(1)	Opinion of Needham & Company, LLC, dated September 30, 2022, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Needham & Company, LLC for discussion with the special committee of the board of directors of the Company, dated September 29, 2022.*
(c)-(3)	Draft Discussion Materials prepared by Needham & Company, LLC for discussion with the special committee of the board of directors of the Company, dated June 7, 2022.*
(d)-(1)	Agreement and Plan of Merger, dated as of September 30, 2022, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Support Agreement, dated as of September 30, 2022, by and among the Rollover Shareholders and Holdco, incorporated herein by reference to Exhibit 7.9 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(d)-(3)	Limited Guarantee, dated as of September 30, 2022, by and between the Company and the Sponsor, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(d)-(4)	Equity Commitment Letter, dated September 30, 2022, by and among the Sponsor, Holdco and the Forebright Fund, incorporated herein by reference to Exhibit 7.8 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(d)-(5)	Consortium Agreement, dated May 20, 2022, by and between the Management Members and Parent, incorporated herein by reference to Exhibit 7.2 to the Schedule 13D filed by the Management Members with the SEC on June 3, 2022.*
(d)-(6)	Interim Investors Agreement, dated September 30, 2022, by and among the Management Members, the Sponsor, Holdco, Parent and Merger Sub, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(d)-(7)	Commitment Letter, dated September 30, 2022, by Credit Suisse AG, Singapore Branch to Parent, incorporated herein by reference to Exhibit 7.7 to the Schedule 13D/A filed by the Management Members, Parent and Holdco with the SEC on October 3, 2022.*
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Cayman Islands Companies Act (As Revised)-Section 238, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107	Calculation of Filing Fee Tables*

* Previously filed.

16

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022
O2MICRO INTERNATIONAL LIMITED
	By:	/s/ Lawrence Lin
		Name:	Lawrence Lin
		Title:	Chairman of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022
Shyun-Dii Sterling Du
	By:	/s/ Shyun-Dii Sterling Du

Chuan-Chiung Perry Kuo
	By:	/s/ Chuan-Chiung Perry Kuo

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022
Right Dynamic Investments Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

FNOF Precious Honour Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

Rim Peak Technology Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

FNOF Dynamic Holdings Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

Forebright New Opportunities Fund III, L.P. By FNOF GP III Limited, its General Partner
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022
Forebright Global Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

Take Success Limited
	By:	/s/ Cheng Liu
		Name:	Cheng Liu
		Title:	Director

Greenfiled International Limited
	By:	/s/ Kun Wan Ip
		Name:	Kun Wan Ip
		Title:	Director

Cheng Liu
	By:	/s/ Cheng Liu

Kun Wan Ip
	By:	/s/ Kun Wan Ip

[Signature Page to Schedule 13E-3 Transaction Statement]